                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                              MediaOne Group Inc.
                              -------------------
                                Name of Issuer


                         4.5% Preferred Series D Stock
                         -----------------------------
                        (Title of Class of Securities)

                                  58440J-20-3
                                  -----------
                                (CUSIP Number)



    Check the following box if a fee is being paid with this statement [  ]


                               Page 1 of 8 Pages

CUSIP NO.58440J-20-3                                           Page 2 of 8 Pages

________________________________________________________________________________
1)   Names of Reporting Persons        BankBoston Corporation
     S.S. or I.R.S. Identification     (04-2471221)
     Nos. of Above Persons
---------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a)
     if a Member of a Group            (b)
     (See Instructions)
---------------------------------------------------------------------------------
3)   SEC Use Only
---------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Holding Company-Massachusetts
---------------------------------------------------------------------------------
Number of Shares                       (5)  Sole Voting Power          1,665,221
Beneficially                           (6)  Share Voting Power             1,599
Owned by Each                          (7)  Sole Dispositive
Reporting Person                                   Power                 266,547
With                                   (8)  Shared Dispositive
                                                   Power               1,400,273
---------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    1,666,820
---------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
---------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                                                      8.3%
---------------------------------------------------------------------------------
12)  Type of Reporting Person
     (See Instructions)                HC

CUSIP NO. 58440J-20-3                                               3 of 8 Pages

________________________________________________________________________________
1)   Names of Reporting Persons        BankBoston, National Association
     S.S. or I.R.S. Identification     (04-2472499)
     Nos. of Above Persons
---------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a)
     if a Member of a Group            (b)
     (See Instructions)
---------------------------------------------------------------------------------
3)   SEC Use Only
---------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Bank - USA
---------------------------------------------------------------------------------
Number of Shares                       (5)  Sole Voting Power          1,665,221
Beneficially                           (6)  Share Voting Power             1,599
Owned by Each                          (7)  Sole Dispositive
Reporting Person                                   Power                 266,547
With                                   (8)  Shared Dispositive
                                                   Power               1,400,273
---------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    1,666,820
---------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
---------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                                                      8.3%
---------------------------------------------------------------------------------
12)  Type of Reporting Person
     (See Instructions)                BK


                                                               Page 4 of 8 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       SCHEDULE 13G UNDER THE SECURITIES
                             EXCHANGE ACT OF 1934


Item 1.
      (a)    Name of Issuer:                 MediaOne Group Inc.
             ----------------------          188 Inverness Drive West
      (b)    Address of Issuer's             Englewood, CO 80112
             ----------------------
             Principal Executive
             ----------------------
             Office:
             -------
Item 2.
      (a)    Name of Person          BankBoston Corporation on its own behalf
             ----------------------  as indirect owner and on behalf of its
             Filing:                 subsidiary, BankBoston, National
             ----------------------  Association.



      (b)    Address of Principal    100 Federal Street
             ----------------------  Boston, Massachusetts  02110
             Business Office or, if
             ----------------------
             none, Residence:
             ----------------------
      (c)    Citizenship:            Holding Company - Massachusetts
             ----------------------  Bank - USA

      (d)    Title Class of
             ----------------------
             Securities:             4.5% Preferred Series D Stock
             ----------------------
      (e)    CUSIP Number:           58440J-20-3
             ----------------------
Item 3.

      This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section
      240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4. Ownership:
        ---------
      (a)    Amount Beneficially
             -------------------
             Owned:       See Item 9, Cover Page
             -----
      (b)    Percent of Class:     See Item 11, Cover Page
             ----------------
      (c)    Number of Shares as to Which
             ----------------------------
             Such Person Has
             ---------------
             (i) Sole Power to Vote or to Direct the vote
             (ii) Shared Power to Vote or to Direct the vote
             (iii) Sole Power to Dispose or Direct the Disposition of:
             (iv) Shared Power to Dispose to or Direct the Disposition of:
                                 For (c), see Item 5-8, Cover Page

                                                               Page 5 of 8 Pages

Item 5. Ownership of Five Percent or less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        ---------------------------------------------------------------

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary which has Acquired
        ----------------------------------------------------------------------
        the Security Being Reported on by the Parent Holding Company:
        ------------------------------------------------------------


        Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8. Identification and Classification of Member of the Group.
        --------------------------------------------------------

        Not Applicable.

Item 10. CERTIFICATION:
         -------------

         See Exhibit A

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

     Date:  February 16, 1999
     BankBoston Corporation

     By:_______________________

     Name:  Robert T. Jefferson
     ----------------------------
     Print

     Title:  Comptroller
             -----------

                                                               Page 6 of 8 Pages


     BankBoston, National Association


     By:___________________________


     Name: Robert H. Frey
     Print:

     Title:  Chief Fiduciary Officer, Private Banking

                                                               Page 7 of 8 Pages

                                   EXHIBIT A
                                   ---------

                                   AGREEMENT


     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that BankBoston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of MediaOne Group Inc., 4.5% Preferred Series D Stock, on behalf of itself and BankBoston, N.A.


Dated:  February 16, 1999

BankBoston Corporation


By:___________________________
     Robert T. Jefferson
     Comptroller

                                                               Page 8 of 8 Pages

BankBoston, National Association

By:__________________________________

Name: Robert H. Frey
      -------------------------------
Print:

Title:  Chief Fiduciary Officer,
        Private Banking


              INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


     I, the undersigned, Michael R. Garfield, Assistant Secretary of the Board of Directors of BankBoston, National Association, do hereby certify that Robert
H. Frey, is duly elected Chief Fiduciary Officer of Private Banking and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of the Bank.

     In witness whereof, I have set my hand and seal of the Bank this ___th day of February, 1999.


                                 By:__________________________
                                    Michael R. Garfield
                                    Assistant Secretary of the
                                    Board of Directors